FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2012

Highlights for the Period

Summary

➢     Revenues for the first half of 2012 decreased by 1.8% when compared to the first half of 2011 and reached Ch$ 1,155,422 million, as a result of a lower average energy sales price.

➢     Physical energy sales rose by 1.9% as of June 2012, reaching 28,998 GWh, mainly explained by increases in Colombia, Chile and Peru.

➢     Energy generation increased by 3.1% over the first half of 2011, totaling 26,170 GWh as of June 2012, mainly due to increased hydro generation in Colombia and Chile.

➢     Procurement and service costs increased by 2.2% to Ch$ 686,385 million due to higher fuel costs of Ch$ 19,706 million and higher transportation costs of Ch$ 19,506 million.

➢     EBITDA totaled Ch$ 363,981 million during the first half of 2012, 6.1% lower than the same previous period, mainly explained by lower average energy sales price in Chile and Argentina, higher fuel costs in Chile, Colombia and Peru, and higher transportation costs in Chile.

➢     Net financial expense amounted to Ch$ 69,059 million, 10.9% higher than for the first half of 2011, mainly explained by higher interest expenses of Ch$ 8,505 million and the foreign exchange rate variations, which which went from a loss of Ch$ 198 million as of June 2011 to a loss of Ch$ 3,359 million as of June 2012.

➢     Related company results decreased by 6.8% in the first half of 2012 and reached Ch$ 52,790 million, primarily due to lower results in Endesa Brasil mainly related to higher net financial expenses.

➢     Earnings attributable to Endesa Chile shareholders amounted to Ch$ 101,443 million, 37.3% lower than the first half of 2011.

Performance by country

➢     In Colombia, EBITDA increased by Ch$ 61,449 million, mainly due to:

•         Non-recurrence of a one-time effect of the equity tax reform in Colombia which implied booking a total amount of Ch$ 43,067 million as other fixed operating costs during the first half of 2011.

•         Higher energy sales of Ch$ 39,783 million due to a 10.0% increase in the average energy sales price and a rise of 6.9% in physical energy sales related to a higher hydro generation.

•         These factors were partly offset by higher fuel costs of Ch$ 10,251 in the first half of 2012.

➢     In Peru, EBITDA declined by Ch$ 2,988 million due to:

•         Non-recurrence of a one-time effect on payroll expenses recorded in June 2011 related to the convergence process to IFRS, which meant to reclassify a provision of profit sharing for workers, creating a one-time benefit on payroll expenses of Ch$ 13,517 million.

•         Higher fuel costs of Ch$ 6,487 million as of June 2012 due partly to increased diesel generation

•         Partially offset by a 23.1% growth in energy sales mainly explained by both 20.7% growth in the average energy sales price and 1.9% in physical sales.

➢    In Chile, EBITDA decreased by Ch$ 68,856 million, mainly due to:

•         Lower energy sales of Ch$ 65,573 million mainly due to a 13.0% reduction in the average energy sales price, although physical energy sales increased by 2.4% due to increased hydro generation.

•         Partly offset by a decrease of Ch$ 3,172 million in procurement and services costs explained by lower energy purchases of Ch$ 32,759 million.

➢    In Argentina, EBITDA declined by Ch$ 13,221 million due to:

•         Lower energy sales of Ch$ 21,622 million due to a 6.4% decrease in the average energy sales prices, coupled with a 4.4% decrease in physical sales due to lower thermal generation.

•         Higher payroll expenses of Ch$ 2,937 million.

•         Partially offset by lower fuel costs of Ch$ 11,183 million.

FINANCIAL SUMMARY

➢    Consolidated debt amounted to US$ 3,935 million as of June 30, 2012, 7.8% lower than the same period in 2011.

➢     Average interest rate decreased from 8.7% to 8.1% reflecting a significant effect on rates related to a lower level of inflation growth, since Endesa Chile has inflation‑indexed local bonds denominated in UF.

➢     The financial expenses coverage ratio decreased from 5.49 to 4.53 times.

➢     Liquidity, a key factor for our financial management, continues to show a solid position on a consolidated basis, as shown below:

•         Committed credit lines: US$ 509 million available in the local and international markets.

•         Uncommitted credit lines: US$ 962 million available in the capital markets in which we operate.

•         Cash and cash equivalents: US$ 328 million.

➢     Coverage and protection:

Endesa Chile has continued to maintain a strict control over its liquidity, both at the parent and subsidiary levels, through the use of hedging instruments to protect the cash flows from risks arising from fluctuations in exchange and interest rates. The following is a detail of the derivative instruments used as of June 30, 2012:

•         Interest-rate swaps from variable to fixed rates for US$ 264 million.

•         Cross-currency swaps for US$ 404 million (UF/US$ partial coverage for Chilean bonds) and forwards for US$ 125 million, in order to reduce exchange rate risk.

These instruments are constantly evaluated and adjusted according to relevant macroeconomic variables, in order to obtain more efficient protection levels.

Market Summary

➢     During the period from July 2011 to June 2012, the Chilean Stock Exchange’s index for the most important 40 shares, “IPSA”,  showed a decrease of 8.2%. Latin American markets where the company operates recorded mixed results: BOVESPA (Brazil): -12.9%; Merval (Argentina): -30.2%; COLCAP (Colombia): -3.6%, and ISBVL (Peru) : 14.0%. In Europe, the main Stock Exchanges showed a negative trend over the last 12 months: IBEX: -31.4%, UKX: -6.3% and FTSE 250: -8.4%. On the other hand, the U.S. market performed positively in line with its economic recovery: S&P 500: 3.1% and Dow Jones Industrial: 3.8% (all yields measured in local currency).

➢     The share price of Endesa Chile in the local market showed a decrease over the last 12 months, showing a variation of -4.2%, explained mainly by the uncertain economic scenario in the world, especially in the European zone and the drought that has affected Chile. The closing price was $849.2 as of June 30, 2012.

➢     On the other hand, Endesa Chile’s ADS value decreased by 10.6% to reach a price of US$51.0, while its share price in Madrid rose by 2.2% reaching €$1.32 as of June 30, 2012.

➢     During the last 12 months, Endesa Chile continued to be among the most actively traded companies in the local stock market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 8.4 million.

Risk Rating Classification Information

➢     Endesa Chile’s current ratings are supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. Endesa Chile’s geographic diversification in Latin America provides us a natural hedge against different regulations and weather conditions. Our operating subsidiaries have leading market positions in the countries where we operate.

➢     Fitch Ratings (January 5, 2012) and Standard & Poor’s (May 2, 2012) affirmed the international credit risk rating for Endesa Chile of “BBB+” with Outlook stable.

➢     On June 18, 2012, Moody's affirmed the “Baa2 with stable outlook” senior unsecured rating of Endesa Chile. Moreover, on July 13, 2012, Feller Rate ratified the “AA” local rating of Endesa Chile’s bonds, shares and commercial papers program.

➢     The current international risk ratings are:

Endesa Chile	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

➢     The domestic ratings (for securities issued in Chile) are:

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

Table of Contents

TABLE OF CONTENTS	5
GENERAL INFORMATION	6
SIMPLIFIED ORGANIZATIONAL STRUCTURE	6
CONSOLIDATED INCOME STATEMENT ANALYSIS	7
NET INCOME	7
OPERATING INCOME	7
NET FINANCIAL RESULT	8
OTHER RESULTS AND TAXES	8
CONSOLIDATED BALANCE SHEET ANALYSIS	9
ASSETS	9
LIABILITIES AND SHAREHOLDER’S EQUITY	10
DEBT MATURITY WITH THIRD PARTIES	11
EVOLUTION OF KEY FINANCIAL RATIOS	12
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	13
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	14
CAPEX AND DEPRECIATION	14
ARGENTINA	15
CHILE	18
COLOMBIA	20
PERU	22
BRAZIL (NON-CONSOLIDATED COMPANIES)	23
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	27
SUSTAINABILITY AND THE ENVIRONMENT	31
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	32
OPERATING INCOME BY SUBSIDIARY	33
MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES	34
MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES	35
MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES	36
MARKET INFORMATION	37
CONFERENCE CALL INVITATION	40

General Information

(Santiago, Chile, Wednesday 25, July 2012) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the six-month period ended June 30, 2012. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between June 30, 2011 and June 30, 2012.

Figures as of June 30, 2012 are additionally translated into US dollars, merely as a convenience translation, using the exchange rate of US$1 = Ch$ 501.84 as of June 30, 2012 for the Balance Sheet, and the average exchange rate for the period of US$1 = Ch$ 492.75 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile’s consolidated financial statements for such period include all of its Chilean subsidiaries (*), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A.), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

In the following pages you will find a detailed analysis of financial statements, and a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of June 30, 2011.

*    Endesa Chile’s subsidiaries in Chile are Endesa Eco, Celta, Pehuenche, San Isidro (merger between San Isidro and Pangue), Ingendesa, Enigesa and Túnel El Melón.

Simplified Organizational Structure

Consolidated Income Statement Analysis

Net Income

Net Income attributable to Endesa Chile’s shareholders as of June 2012 was Ch$ 101,443 million, representing a 37.3% decrease over the first half of 2011, which was Ch$ 161,726 million.

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012
Sales	1,162,664	1,152,859	(9,805)	(0.8%)	2,339,643
Energy sales	1,143,693	1,123,146	(20,547)	(1.8%)	2,279,342
Other sales	4,057	6,148	2,091	51.5%	12,477
Other services	14,914	23,565	8,651	58.0%	47,823
Other operating income	13,513	2,563	(10,950)	(81.0%)	5,202
Revenues	1,176,178	1,155,422	(20,756)	(1.8%)	2,344,844
Energy purchases	(190,715)	(163,840)	26,875	14.1%	(332,502)
Fuel consumption	(356,130)	(375,836)	(19,706)	(5.5%)	(762,732)
Transportation expenses	(103,476)	(122,982)	(19,506)	(18.9%)	(249,583)
Other variable costs	(21,123)	(23,726)	(2,603)	(12.3%)	(48,151)
Procurements and Services	(671,445)	(686,385)	(14,940)	(2.2%)	(1,392,968)

Contribution Margin	504,733	469,037	(35,695)	(7.1%)	951,876
Other work performed by entity and capitalized	5,092	5,537	446	8.8%	11,238
Employee benefits expense	(30,458)	(53,600)	(23,142)	(76.0%)	(108,778)
Other fixed operating expenses	(91,769)	(56,993)	34,776	37.9%	(115,663)

Gross Operating Income (EBITDA)	387,597	363,981	(23,616)	(6.1%)	738,673
Depreciation and amortization	(85,175)	(93,179)	(8,004)	(9.4%)	(189,100)
Reversal of impairment profit (impairment loss) recognized in profit or loss	200	23	(177)	(88.6%)	46

Operating Income	302,621	270,825	(31,796)	(10.5%)	549,619

Net Financial Income	(62,278)	(69,059)	(6,781)	(10.9%)	(140,150)
Financial income	8,336	11,266	2,930	35.2%	22,863
Financial costs	(67,476)	(75,981)	(8,505)	(12.6%)	(154,198)
Gain (Loss) for indexed assets and liabilities	(2,939)	(985)	1,954	66.5%	(2,000)
Foreign currency exchange differences, net	(198)	(3,359)	(3,160)	(1593.2%)	(6,816)
Share of profit (loss) of associates accounted for using the equity method	56,656	52,790	(3,866)	(6.8%)	107,133
Negative consolidation differences	-	-	-		-
Net Income From Other Investments	182	298	116	63.9%	605
Net Income From Sale of Assets	542	15	(528)	(97.3%)	29
Other non operational expenses	-	-	-		-

Net Income before Taxes	297,723	254,868	(42,855)	(14.4%)	517,236
Income Tax	(85,950)	(80,449)	5,501	6.4%	(163,266)
Net Income	211,772	174,419	(37,354)	(17.6%)	353,970
Owners of parent	161,726	101,443	(60,283)	(37.3%)	205,871
Non-controlling interest	50,046	72,976	22,930	45.8%	148,099

Earning per share (Ch$ /share and US$ / ADR)	19.7	12.4	(7.4)	(37.3%)	0.8

Operating Income

Operating Income reached Ch$ 270,825 million as of June 2012, 10.5% lower than Ch$ 302,621 million reported as of June 2011, mainly explained by a lower average energy sales price, higher transportation costs of Ch$ 19,506 million and higher fuel costs of Ch$ 19,706 million. This was partially offset by lower Other Fixed Operating Expenses of Ch$ 34,776 million, which reflects the negative impact of the one-time effect of the reform on the Equity Tax imposed by the Colombian government, accounting on the first half of 2011 the total amount to be paid in the period 2011-2014.

Endesa Chile’s EBITDA, or gross operating income, amounted to Ch$ 363,981 million, representing a 6.1% decrease compared to the first half of 2011. This figure does not include the contribution of Endesa Brasil of Ch$ 47,617 million as of June 2012, which is accounted under equity method.

Operating revenues and costs, detailed by business are:

Table 2
	Chile				Argentina				Colombia
	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$
	1H 2011	1H 2012		1H 2012	1H 2011	1H 2012		1H 2012	1H 2011	1H 2012		1H 2012
Operating Revenues	625,112	559,539	(10.5%)	1,135,543	204,071	182,449	(10.6%)	370,267	232,215	271,999	17.1%	552,002
% of consolidated	53.1%	48.4%		48.4%	17.4%	15.8%		15.8%	19.7%	23.5%		23.5%
Operating Costs	(497,238)	(499,773)	(0.5%)	(1,014,253)	(185,627)	(181,486)	2.2%	(368,313)	(133,335)	(114,334)	14.3%	(232,032)
% of consolidated	56.9%	56.5%		56.5%	21.2%	20.5%		20.5%				12.9%

Operating Income	127,874	59,766	(53.3%)	121,291	18,444	963	(94.8%)	1,954	98,880	157,665	59.5%	319,970

	Peru				Consolidated
	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$
	1H 2011	1H 2012		1H 2012	1H 2011	1H 2012		1H 2012
Operating Revenues	115,117	141,754	23.1%	287,679	1,176,178	1,155,422	(1.8%)	2,344,844
% of consolidated	9.8%	12.3%		12.3%	100.0%	100.0%		100.0%
Operating Costs	(57,694)	(89,323)	(54.8%)	(181,274)	(873,557)	(884,597)	(1.3%)	(1,795,225)
% of consolidated	6.6%	10.1%		10.1%	100.0%	100.0%		100.0%

Operating Income	57,423	52,431	(8.7%)	106,405	302,621	270,825	(10.5%)	549,619

Net Financial Result

The company’s net financial expense totaled Ch$ 69,059 million, 10.9% higher than Ch$ 62,278 million reported as of June 2011. Main variations explaining this result were higher interest expenses of Ch$ 8,505 million, an exchange difference loss increased by Ch$ 3,160 million, partly offset by a higher interest income of Ch$ 2,930 million.

Other Results and Taxes

Related companies results amounted to Ch$ 52,790 million as of June 2012, decreasing by 6.8% compared to the same previous period. This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil, whose contribution totaled Ch$ 47,617 million.

Income taxes in the first half of 2012 decreased by 6.4%, equivalent to Ch$ 5,501 million, when compared to the first half of 2011.

Consolidated Balance Sheet Analysis

Assets

Table 3
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec 30, 2011	As of Jun 30, 2012	Var 2012 - 2011	Chg %	As of Jun 30, 2012

CURRENT ASSETS
Cash and cash equivalents	421,282	165,200	(256,083)	(60.8%)	329,188
Other current financial assets	914	693	(221)	(24.2%)	1,380
Other current non-financial assets	17,192	12,563	(4,629)	(26.9%)	25,034
Trade and other current receivables	296,147	276,562	(19,584)	(6.6%)	551,096
Accounts receivable from related companies	83,101	87,330	4,229	5.1%	174,021
Inventories	55,904	70,358	14,454	25.9%	140,200
Current tax assets	85,515	128,284	42,769	50.0%	255,628
Total Current Assets	960,055	740,991	(219,065)	(22.8%)	1,476,548

NON-CURRENT ASSETS
Other non-current financial assets	13,599	24,737	11,138	81.9%	49,292
Other non-current non-financial assets	1,463	1,384	(80)	(5.4%)	2,757
Trade accounts receivables and other receivables, net	151,609	149,313	(2,296)	(1.5%)	297,530
Investment accounted for using equity method	582,199	558,320	(23,879)	(4.1%)	1,112,546
Intangible assets other than goodwill	45,680	45,629	(51)	(0.1%)	90,922
Goodwill	106,399	104,520	(1,879)	(1.8%)	208,274
Property, plant and equipment, net	4,603,903	4,673,745	69,842	1.5%	9,313,217
Deferred tax assets	97,107	111,953	14,846	15.3%	223,084
Total Non-Current Assets	5,601,958	5,669,599	67,641	1.2%	11,297,623

TOTAL ASSETS	6,562,013	6,410,590	(151,423)	(2.3%)	12,774,171

Company’s Total Assets declined by Ch$ 151,423 million as of June 2012, compared to December 2011, mainly due to:

➢     Current assets decreased by Ch$ 219,065 million, equivalent to a 22.8% reduction mostly due to:

❖    Decrease of Ch$ 256,083 million in cash and cash equivalents, mainly due to the Endesa Chile UF denominated F and K Series bond payments of Ch$ 121,210 million, coupled with dividend payments to third parties of Ch$ 88,467 million and Emgesa bonds dividends of Ch$ 44,731 million and income tax payment of Ch$ 45,309 million, offset by higher revenues from sales in GasAtacama of Ch$ 8,089 million.

❖     Reduction in trade receivables and other current non-financial assets for a total amount of Ch$ 24,213 million.

❖     Partly offset by an increase in the tax assets account of Ch$ 42,769 million and accounts receivable from related companies of Ch$ 4,229 million.

➢     Non-current assets increased by Ch$ 67,641 million, equivalent to a 1.2% growth, mainly explained by:

❖   Growth of Ch$ 69,842 million in property, plant and equipment, mainly resulting from additions during the period of Ch$ 113,552 million, provision for decommissioning of Ch$ 15,226 million, positive conversion effects of Ch$ 34,949 million, partly offset by Ch$ 91,266 million in depreciation.

Liabilities and Shareholder’s Equity

Table 4
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec 30, 2011	As of Jun 30, 2012	Var 2012 - 2011	Chg %	As of Jun 30, 2012

CURRENT LIABILITIES
Other current financial liabilities	305,558	179,207	(126,351)	(41.4%)	357,100
Trade and other current payables	357,781	338,276	(19,505)	(5.5%)	674,071
Accounts payable to related currents	135,386	295,662	160,276	118.4%	589,156
Other current provisions	36,861	36,551	(310)	(0.8%)	72,835
Current tax liabilities	92,176	43,700	(48,476)	(52.6%)	87,079
Other current financial liabilities	9,467	18,652	9,185	97.0%	37,168
TOTAL CURRENT LIABILITIES	937,229	912,048	(25,181)	(2.7%)	1,817,409

NON-CURRENT LIABILITIES
Other financial liabilities	1,728,094	1,699,928	(28,166)	(1.6%)	3,387,390
Other non-current provisions	12,302	28,548	16,246	132.1%	56,886
Deferred tax liability	338,889	349,454	10,565	3.1%	696,344
Provisions for employee benefits non-current	36,569	36,692	122	0.3%	73,114
Other non-current financial liabilities	67,790	59,881	(7,909)	(11.7%)	119,323
TOTAL NON-CURRENT LIABILITIES	2,183,644	2,174,502	(9,142)	(0.4%)	4,333,058

EQUITY
issued capital	1,331,714	1,331,714	-	0.0%	2,653,663
earnings	1,636,788	1,618,496	(18,291)	(1.1%)	3,225,124
Share premium	206,009	206,009	-	0.0%	410,506
other reserves	(615,972)	(664,594)	(48,622)	(7.9%)	(1,324,315)
					-
Equity attributable to owners of parent	2,558,538	2,491,624	(66,914)	(2.6%)	4,964,978
Non-controlling	882,602	832,415	(50,186)	(5.7%)	1,658,726
TOTAL ASSETS	3,441,140	3,324,040	(117,100)	(3.4%)	6,623,704

TOTAL EQUITY AND LIABILITIES	6,562,013	6,410,590	(151,423)	(2.3%)	12,774,171

Company’s Total Liabilities showed a decline of Ch$ 151,423 million compared to December 2011, mainly as a consequence of:

➢     Current liabilities fell by Ch$ 25,181 million, equivalent to 2.7%, primarily explained by:

❖    Decrease in other current financial liabilities of Ch$ 126,351 million, mainly in Endesa Chile due to the payment of UF denominated F and K series bonds of Ch$ 121,210 million and dollar interest payment of Ch$ 29,594 million, offset by the accrual of interest and indexation of Ch$ 27,539 million. In Emgesa, for the transfer to long-term of a syndicated loan of Ch$ 83,814 million, bond interest payment of Ch$ 38,981 million, offset by the accrual of interest on Ch$ 23,743 million and foreign exchange conversion of Ch$ 3.362 million.

❖     Decrease in trade and other accounts payable and current tax liabilities of Ch$ 67,981 million.

❖     Offset by an increase in accounts payable to related companies of Ch$ 160,276 million.

➢      Non-current liabilities decreased by Ch$ 9,142 million, equivalent to 0.4%, mostly owing to:

❖     Decrease in other non-current financial liabilities of Ch$ 28,166 million, mainly due to the transfer from long-term of the UF denominated K Series bonds of Ch$ 90,134 million, and a decrease in Edegel of Ch$ 21,885 million due to foreign exchange conversion and transfer to short-term of loans, bonds and leases, offset by the transfer from the short-term of a syndicated loan of $83,814 million in Emgesa.

❖      Decrease in other non-current non-financial liabilities of Ch$ 7,909 million, mainly due to Emgesa third installment payment of equity tax for Ch$ 6,863 million.

❖      This was offset by an increase in other non-current provisions resulting from the booking of a decommissioning provision of El Quimbo for Ch$ 15,492 million.

❖      Increase in the deferred tax liabilities account of Ch$ 10,565 million.

➢       Equity decreased by Ch$ 117,100 million compared to December 2011. The controllers’ equity decreased by  Ch$ 66,914 million mainly explained by the booking of both minimum dividend for 2012 and final dividend for year 2011 of Ch$ 119,808 million, coupled with the conversion reserve decline of Ch$ 64,568 million. This was partly offset by the result for the period of Ch$ 101,443 million and a rise of hedging reserve of Ch$ 17,767 million.

➢        Minority interest decreased by Ch$ 50,186 million due to the booking of both minimum and final dividends, offset by the net translation effects and the minorities’ result.

Debt Maturity with Third Parties

Table 5
(Thousand US$)	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	366,221	419,405	164,688	219,063	14,999	909,184	2,093,560
Endesa Chile (*)	366,221	419,405	164,688	219,063	14,999	909,184	2,093,560
Argentina	89,169	69,018	59,348	34,905	34,267	0	286,706
Costanera	66,612	41,362	34,900	27,410	34,267	0	204,551
Chocón	22,288	27,656	24,448	7,495	0	0	81,887
Hidroinvest	268	0	0	0	0	0	268
Peru	40,382	52,093	50,445	33,719	57,364	129,171	363,173
Edegel	40,382	52,093	50,445	33,719	57,364	129,171	363,173
Colombia	0	0	79,379	162,875	22,788	926,688	1,191,729
Emgesa	0	0	79,379	162,875	22,788	926,688	1,191,729
TOTAL	495,771	540,516	353,860	450,561	129,418	1,965,042	3,935,169

Table 5.1
(Million Ch$)	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	183,784	210,474	82,647	109,935	7,527	456,265	1,050,632
Endesa Chile (*)	183,784	210,474	82,647	109,935	7,527	456,265	1,050,632
Argentina	44,748	34,636	29,783	17,517	17,197	0	143,881
Costanera	33,429	20,757	17,514	13,755	17,197	0	102,652
Chocón	11,185	13,879	12,269	3,761	0	0	41,094
Hidroinvest	135	0	0	0	0	0	135
Peru	20,265	26,142	25,315	16,921	28,787	64,823	182,255
Edegel	20,265	26,142	25,315	16,921	28,787	64,823	182,255
Colombia	0	0	39,836	81,737	11,436	465,049	598,057
Emgesa	0	0	39,836	81,737	11,436	465,049	598,057
TOTAL	248,798	271,253	177,581	226,110	64,947	986,137	1,974,825
(*) Includes: Endesa Chile, Pehuenche, San Isidro, Celta and Túnel El Melón

Evolution Of Key Financial Ratios

Table 6
Indicator	Unit	1H 2012	FY 2011	Var 2012 - 2011	Chg %
Liquidity	Times	0.81	1.02	(0.21)	(20.6%)
Acid-test *	Times	0.73	0.98	(0.25)	(25.5%)
Working capital	Million Ch$	(171,057)	22,826	(193,883)	(849.4%)
Working capital	Thousand US$	(340,860)	45,485	(386,344)	(849.4%)
Leverage **	Times	0.93	0.91	0.02	2.2%
Short-term debt	%	29.6%	30.0%	(0.5%)	(1.6%)
Long-term debt	%	70.5%	70.0%	0.5%	0.7%
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 6.1
Indicator	Unit	1H 2012	1H 2011	Var 2012 - 2011	Chg %
Financial expenses coverage*	Times	4.53	5.49	(96.0%)	(17.5%)
Op. income / Op. rev.	%	23.4%	25.7%	(2.3%)	(8.9%)
ROE **	%	15.7%	21.0%	(5.3%)	(25.1%)
ROA **	%	8.6%	10.0%	(1.4%)	(14.0%)
* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Annualized figures

Liquidity index as of June 2012 was 0.81 times, a 20.6% decrease compared to December 2011. This ratio shows the Company’s solid liquidity position, meeting its obligations with banks, financing its investments with cash surpluses, and reflecting a satisfactory debt repayment schedule.

Acid-test ratio reached 0.73 times, a 25.5% decline over December 2011, basically explained by a decrease in current assets, regarding cash and cash equivalents, coupled with a rise in current liabilities in accounts payable to related companies.

Leverage ratio was 0.93 times as of June 2012, reflecting a 2.2% increase compared with December 2011.

Consolidated Statements of Cash Flows Analysis

Table 7
CASH FLOW	(Million Ch$)				(Thousand US$)
	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012

Cash flows from (used in) operating activities
Collection classes provided by operating activities
Proceeds from sales of goods and services	1,219,744	1,366,377	146,633	12.0%	2,772,962
Cash receipts from royalties, fees, commissions and other revenue	442	974	532	120.3%	1,976
Receipts from premiums and claims, annuities and other benefits from policies written	203	1,675	1,472	726.8%	3,399
Other cash receipts from operating activities	49,511	(1,265)	(50,776)	(102.6%)	(2,567)
Types of payments
Payments to suppliers for goods and services	(785,309)	(829,870)	(44,561)	(5.7%)	(1,684,161)
Payments to and on behalf of employees	(42,917)	(57,628)	(14,711)	(34.3%)	(116,953)
Payments for premiums and claims, annuities and other policy benefits underwritten	(1,433)	(2,610)	(1,177)	(82.2%)	(5,297)
Other payments for operating activities	(52,875)	(69,417)	(16,542)	(31.3%)	(140,877)
Income taxes refunded (paid)	(127,655)	(141,660)	(14,005)	(11.0%)	(287,488)
Other inflows (outflows) of cash	(30,878)	(51,111)	(20,233)	(65.5%)	(103,726)

Net cash flows from (used in) operating activities	228,832	215,465	(13,367)	(5.8%)	437,270

Cash flows from (used in) investing activities
Proceeds from sale of property, plant and equipment	972	194	(778)	(80.0%)	394
Purchases of property, plant and equipment	(149,219)	(119,122)	30,097	20.2%	(241,749)
Purchases of intangible assets	(163)	(9)	154	94.7%	(18)
dividends received	2,430	2,930	499	20.5%	5,945
interest received	4,440	1,442	(2,998)	(67.5%)	2,926
Other inflows (outflows) of cash	-	8,199	8,199		16,639

Net cash flows from (used in) investing activities	(141,539)	(106,366)	35,172	24.8%	(215,863)

Cash flows from (used in) financing activities
Total loan amounts from	216,243	91,043	(125,200)	(57.9%)	184,765
Proceeds from term loans	202,545	88,656	(113,889)	(56.2%)	179,921
Proceeds from short-term loans	13,699	2,387	(11,312)	(82.6%)	4,844
Loans from related parties	53,853	179,459	125,606	233.2%	364,199
Loan Payments	(48,972)	(244,854)	(195,881)	(400.0%)	(496,912)
Payments of finance lease liabilities	(4,436)	(1,772)	2,664	60.1%	(3,595)
Repayment of loans to related parties	(34,199)	(1,064)	33,135	96.9%	(2,159)
dividends paid	(338,989)	(319,030)	19,959	5.9%	(647,448)
interest paid	(51,548)	(64,021)	(12,473)	(24.2%)	(129,926)
Other inflows (outflows) of cash	(4,222)	(12,324)	(8,103)	(191.9%)	(25,011)

Net cash flows from (used in) financing activities	(212,269)	(372,562)	(160,293)	(75.5%)	(756,088)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(124,976)	(263,464)	(138,488)	(110.8%)	(534,680)

Effects of changes in the exchange rate on cash and cash equivalents
Effects of changes in the exchange rate on cash and cash equivalents	21,287	7,381	(13,906)	(65.3%)	14,980
Increase (decrease) in cash and cash equivalents	(103,689)	(256,083)	(152,394)	(147.0%)	(519,701)
Cash and cash equivalents at beginning of period	333,270	421,282	88,012	26.4%	854,962
Cash and cash equivalents at end of period	229,581	165,200	(64,381)	(28.0%)	335,261

The company generated a net negative cash flow of Ch$ 263,464 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 215,465 million, representing a 5.8% decrease compared to June 2011. This cash flow comprised mainly cash receipts from sales of goods and services of Ch$ 1,366,377 million, offset by goods and services payments of Ch$ 899,290 million, and tax payments of Ch$ 141,660 million.

Investing activities generated a negative flow of Ch$ 106,366 million, mainly resulting from acquisitions of property, plant and equipment for Ch$ 119,122 million.

Financing activities generated a negative flow of Ch$ 372,562 million. This was mainly generated by dividends paid for Ch$ 319,030 million, interest payments for Ch$ 64,021 million, and loan repayments and financial leasing for Ch$ 247,689 million, partially offset by the collection of loans to related companies for Ch$ 270,502 million.

Cash Flow Received From Foreign Subsidiaries by Endesa Chile

Table 8
Foreign Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	1H 2011	1H 2012	1H 2011	1H 2012	1H 2011	1H 2012	1H 2011	1H 2012	1H 2011	1H 2012
Argentina	1,294	0	0	0	0	0	0	0	1,294	0
Peru	0	0	9,343	3,048	0	0	0	0	9,343	3,048
Brazil	0	0	45,349	0	0	0	0	0	45,349	0
Colombia	0	0	0	60,546	0	0	0	0	0	60,546
Others*	1,219	1,099	0	0	0	0	0	0	1,219	1,099
Total	2,512	1,099	54,692	63,594	0	0	0	0	57,205	64,693
(*) Interest paid by jointly-controlled company Atacama Finance

Capex and Depreciation

Table 9
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	1H 2011	1H 2012	1H 2012	1H 2011	1H 2012	1H 2012
Endesa Chile	69,736	36,544	74,163	23,663	22,146	44,944
Endesa Eco	1,454	1,137	2,307	3,525	3,542	7,188
Pehuenche	177	308	625	4,266	4,264	8,653
San Isidro	4,595	4,342	8,812	3,416	4,629	9,394
Pangue	56	67	136	1,937	1,291	2,620
Celta	597	2,080	4,221	1,398	1,411	2,864
Enigesa	-	38	77	134	89	181
Ingendesa	-	-	-	45	17	35
Endesa Norte S.A.	-	86	175	-	52	106
Túnel El Melón	-	78	158	26	26	53
EASA	13,172	10,988	22,299	7,837	12,097	24,550
Emgesa	55,890	55,223	112,071	16,793	19,328	39,225
Generandes Perú	3,210	7,264	14,742	17,370	19,381	39,332
Transquillota	909	16	32	167	172	349
Hidroaysén	2,499	1,585	3,217	24	23	47
Gas Atacama	534	834	1,693	2,729	2,798	5,678
Total	149,218	119,122	241,749	83,330	91,266	185,218

Argentina

Operating income for the first half of 2012 was Ch $ 964 million, which compares unfavorably with the gain of Ch $ 18,444 million as of June 2011. This was mainly explained by a decrease of 10.6% in operating revenues, which totaled Ch$ 182,449 million in the first half of 2012, reflecting a 6.4% reduction in average energy sales price in pesos, coupled with a 4.4% decrease in physical sales due to lower thermal generation in Endesa Costanera.

This result was partially offset by Ch$ 11,183 million of lower fuel costs in June 2012, mainly related to lower thermal generation in Endesa Costanera.

EBITDA, or gross operating income, in Argentina fell by 50.3% and reached Ch$ 13,060 million.

Table 10

	(Million Ch$)				(Thousand US$)
Argentina	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012
Operating Revenues	204,071	182,449	(21,622)	(10.6%)	370,267
Procurements and Services	(165,711)	(151,177)	14,535	8.8%	(306,802)
Contribution Margin	38,359	31,273	(7,087)	(18.5%)	63,465
Other Costs	(12,078)	(18,213)	(6,134)	(50.8%)	(36,961)
Gross Operating Income (EBITDA)	26,281	13,060	(13,221)	(50.3%)	26,504
Depreciation and Amortization	(7,837)	(12,096)	(4,259)	(54.3%)	(24,549)
Operating Income	18,444	964	(17,480)	(94.8%)	1,955
EBITDA Margin	12.9%	7.2%
Operating Margin	9.0%	0.5%

Table 10.1
Argentina	1H 2011	1H 2012	Var 2012 - 2011	Chg %
GWh Produced	6,017	5,758	(260)	(4.3%)
GWh Sold	6,314	6,034	(279)	(4.4%)
Market Share *	10.9%	10.1%	(0.87) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 4.5% decrease in Chilean pesos as of June 2012, when compared to June 2011.

Endesa Costanera

Operating income moved from a gain of Ch$ 7,698 million as of June 2011 to a loss of Ch$ 11,490 million as of June 2012, mainly reflecting a decline of 12.7% in revenues related to lower physical energy sales and lower energy sales prices, coupled with higher payroll expenses of Ch$ 2,668 million mainly due to union negotiations. This was partially offset by Ch $ 11,183 million of lower fuel costs, equivalent to a 7.5% decrease compared to June 2011, and by Ch$ 1,179 million of lower transportation costs.

Table 10.2
Endesa Costanera	Million Ch$				Thousand US$
	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012
Operating Revenues	180,888	157,992	(22,896)	(12.7%)	320,634
Procurements and Services	(156,963)	(144,119)	12,844	8.2%	(292,480)
Contribution Margin	23,925	13,873	(10,052)	(42.0%)	28,154
Other Costs	(9,803)	(14,622)	(4,820)	(49.2%)	(29,675)
Gross Operating Income (EBITDA)	14,122	(749)	(14,871)	(105.3%)	(1,520)
Depreciation and Amortization	(6,425)	(10,741)	(4,316)	(67.2%)	(21,798)
Operating Income	7,698	(11,490)	(19,188)	(249.3%)	(23,318)
Figures may differ from those accounted under Argentine GAAP.

Table 10.3
Endesa Costanera	1H 2011	1H 2012	Var 2012 - 2011	Chg %
GWh Produced	4,885	4,462	(423)	(8.7%)
GWh Sold	4,919	4,537	(382)	(7.8%)
Market Share *	8.5%	7.6%	(0.95) pp.
(*): As a percentage of total sales of the system

El Chocón

Operating income reached Ch$ 12,596 million as of June 2012, reflecting a rise of 17.0% when compared to the same period of 2011. This growth was mainly explained by a 5.8% increase in operating revenues, which totaled Ch$ 24,538 million, coupled also with lower energy purchases, lower transportation costs and other variable supplies costs with a total amount of Ch$ 1,691 million.

Table 10.4
El Chocón	Million Ch$				Thousand US$
	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012
Operating Revenues	23,183	24,538	1,355	5.8%	49,798
Procurements and Services	(8,748)	(7,057)	1,691	19.3%	(14,322)
Contribution Margin	14,435	17,481	3,046	21.1%	35,475
Other Costs	(2,253)	(3,529)	(1,276)	(56.6%)	(7,162)
Gross Operating Income (EBITDA)	12,182	13,952	1,770	14.5%	28,314
Depreciation and Amortization	(1,413)	(1,356)	57	4.0%	(2,751)
Operating Income	10,769	12,596	1,827	17.0%	25,562
Figures may differ from those accounted under Argentine GAAP.

Table 10.5
El Chocón	1H 2011	1H 2012	Var 2012 - 2011	Chg %
GWh Produced	1,132	1,295	163	14.4%
GWh Sold	1,395	1,498	103	7.4%
Market Share *	2.4%	2.5%	0.08 pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•        The operation of the reservoirs continues to be controlled by the Dispatch Organism (OED) in order to preserve the largest possible volume of water.

•        Energy demand as of June 2012 was 60,021GWh, representing a 3.8% increase compared to the same period of 2011 (57,805 GWh).

Market Risk Analysis

•        Hydrological Situation: As of June 30, 2012, El Chocón reservoir marked a depth of 377.08 m. above sea level (asl) (equivalent to 998 GWh stored, 62% of the reservoir’s capacity), which is stable when compared to the same month in year 2011. The water flows in Comahue basin averaged around 76% of the historic average during the first half of 2012.

•        Market prices in Argentina are limited to Ar$120 per MWh in accordance with Resolution SE-240 of 2003. During the first half of 2012, the average market price was Ar$119.8 per MWh (approx. US$ 27.1 per MWh).

Investments

•        From 2010 to date, Endesa Costanera has focused on obtaining resources from local authorities, in order to improve the operation of its steam turbines of the Costanera plant. It is planned to carry out improvements in this facility for US$ 113.7 million in the next three years. Currently, the Company is working with the government in the documentation needed for the trust. The bidding process for the project’s work is still in process. The bid opening was held on January 20, 2012, and the analysis and evaluation started, as well as the negotiations with the selected provider. On May 30, 2012, the offer and the proposal developed by Endesa Costanera were submitted to the Secretariat of Energy in order to obtain their approval to the award of works. After obtaining the agreement from the Authorities of the Secretariat of Energy, it is expected that the public offer stage will begin by presenting the documentation to the National Securities Commission. With this initiative and others that are currently being developed, Endesa Costanera will contribute significantly to ensure the energy supply in the central area of Buenos Aires.

Chile

Operating income in Chile decreased from Ch$ 127,875 million in the first half of 2011 to Ch$ 59,766 million in the first half of 2012, mainly explained by a 10.5% decline in operating revenues due to a 13.0% reduction in the average energy sales price expressed in Chilean pesos. Nevertheless, physical energy sales increased by 2.4% as a result of higher hydro generation as of June 2012.

This was partially offset by a slight reduction in procurement and services costs of -0.8%, considering its evolution over the last quarters. These costs totaled Ch$ 402,447 million as of June 2012, showing a decrease of Ch$ 3,172 million, mainly due to lower energy purchases of Ch$ 32,759 million, partly offset by higher transportation costs and higher fuel costs with a total increase of Ch$ 29,701 million.

The above led to an EBITDA, or gross operating result, of the Chilean business of Ch$ 101,555 million for the first half of 2012, representing a 40.4% decline when compared to the same previous period and a reduction in the gap shown in March 2012 (52.0% decrease compared with the first quarter of 2011).

Table 11

	(Million Ch$)				(Thousand US$)
Chile	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012
Operating Revenues	625,112	559,539	(65,573)	(10.5%)	1,135,544
Procurements and Services	(405,619)	(402,447)	3,172	0.8%	(816,737)
Contribution Margin	219,493	157,092	(62,401)	(28.4%)	318,807
Other Costs	(49,082)	(55,537)	(6,455)	(13.2%)	(112,708)
Gross Operating Income (EBITDA)	170,411	101,555	(68,856)	(40.4%)	206,099
Depreciation and Amortization	(42,536)	(41,789)	748	1.8%	(84,807)
Operating Income	127,875	59,766	(68,108)	(53.3%)	121,292
EBITDA Margin	27.3%	18.1%
Operating Margin	20.5%	10.7%

Table 11.1

Chile	1H 2011	1H 2012	Var 2012 - 2011	Chg %
GWh Produced	9,188	9,554	366	4.0%
GWh Sold	10,169	10,409	241	2.4%
Market Share *	35.4%	34.2%	(1.19) pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•         Changes in energy sales: Total energy sales in Chile (SIC + SING) were 30,438 GWh as of June 2012, representing a 5.9% growth compared to 2011.

Market risk analysis

•        From April to June 2012, the hydrological situation showed a 64.2% surplus probability of affluent energy, which places it as a normal-dry year.

•        The average spot energy price on the SIC for the first half 2012, measured at Alto Jahuel 220 kV, rose by 0.8% when compared to the first half of 2011, moving from US$ 206.4 per MWh to US$ 208.1 per MWh.

•        On July 1st , 2012, reservoir levels accumulated approximately 2,708 GWh of energy equivalent, showing a 7.4% increase compared to July 1st , 2011, (822 GWh more approx). With respect to the maximum energy storage, the system’s reservoirs level is in the range of 24%.

Investments

•        In Chile, in the Bio Bio Region, Bocamina II plant delayed its commissioning date to the second half of 2012 mainly due to protests and blockades, producing work delays. During the first half of 2012, tests were run on the boiler burners and the blowing steam pipe was finished. Additionally, the transformers were energized and reached the position of condenser vacuum. The mechanical installation of the turbine was completed. Moreover, three synchronization of the unit with the SIC were made, coupled with tests for generator load as well as the mechanical behavior of the turbine. Regarding the DIA "Power Plant Bocamina Second Unit Optimizing", on May 25, 2012, the Addendum No. 2 of the project was entered in the Service of Environmental Assessment (SEA). Later, on June 15, 2012, the Supreme Court reviewed the appeal for protection submitted by fishermen of the area and ruled that the amendments to the RCA cannot be processed through a DIA and must be done through an EIA (Environmental Impact Study).

•        Among the projects that Endesa Chile is studying is the HidroAysen project. The project consists on the construction of a hydroelectric complex of 2,750 MW whose average generation would reach 18,430 GWh-year. The Aysen Region Environmental Evaluation Committee approved the project’s environmental impact assessment on May 9, 2011. Different environmental organizations presented seven appeals for protection against the Environmental Evaluation Committee, in front of which Puerto Montt’s Court of Appeals ruled in favor of HidroAysen, rejecting all appeals for protection presented on October 6, 2011. However, environmental groups claimed that ruling to the Supreme Court, which ultimately upheld the first instance on April 4, 2012. The administrative procedure will be completed within the next few months with resolution of the Committee of Ministers on complaints to the Environmental Qualification Resolution submitted by the evaluation process participants.

•        In parallel, however, the Commission is preparing the Environmental Impact Study of the Aysen Transmission System, which is designed to transport the energy generated by the hydroelectric complex up to the country’s Central Interconnected Grid (SIC). On May 30, 2012, Colbún S.A., Endesa Chile’s partner in HidroAysén, reported as a significant event to the Superintendency of Securities and Insurance the agreement of its Board to recommend to postpone indefinitely the Aysen Transmission System EIA entry. Considering this fact, the board of Endesa Chile requested the convening of a board meeting of HidroAysén for it to rule regarding this recommendation. In session made on June 21, 2012, the Board of HidroAysén agreed to further analyze the recommendation of Colbún, entrusting the executive management of the company to take the actions necessary to preserve the value of the project, both in the generation as in the transmission scope.

Colombia

Operating income in Colombia reached Ch$ 157,664 million at the end of the first half of 2012, increasing by 59.5% as compared with the same period of 2011. Main impact arose from the one-time effect of the equity tax reform promoted by the Government of Colombia which implied booking during the first half of 2011 an amount of Ch$ 43,067 million.

The increase in operating income was also explained by a 17.1% growth in total revenues, which amounted to Ch$ 271,998 million as of June 2012 due to a 10.0% rise in average energy sales price and a 6.9% increase in physical sales related to a higher hydro generation.

EBITDA, or gross operating income, in Colombia increased by 53% over the first half of 2011, reaching a total of Ch$ 177,484 million in the first half of 2012.

Table 12

	(Million Ch$)				(Thousand US$)
Colombia	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012
Operating Revenues	232,215	271,998	39,783	17.1%	552,001
Procurements and Services	(59,394)	(78,060)	(18,666)	(31.4%)	(158,417)
Contribution Margin	172,821	193,939	21,117	12.2%	393,584
Other Costs	(56,786)	(16,454)	40,331	71.0%	(33,393)
Gross Operating Income (EBITDA)	116,036	177,484	61,449	53.0%	360,191
Depreciation and Amortization	(17,156)	(19,820)	(2,664)	(15.5%)	(40,224)
Operating Income	98,880	157,664	58,784	59.5%	319,967
EBITDA Margin	50.0%	65.3%
Operating Margin	42.6%	58.0%

Table 12.1
Colombia	1H 2011	1H 2012	Var 2012 - 2011	Chg %
GWh Produced	5,510	6,396	887	16.1%
GWh Sold	7,224	7,719	495	6.9%
Market Share *	18.6%	18.5%	(0.08) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was positive, resulting in a 6.1% increase in Chilean pesos as of June 2012, when compared to June 2011.

Most important changes in the market

•        Accumulated demand for the first half of 2012 was 29,121 GWh, which represents an increase of 4.1% regarding the first half of 2011 (27,964 GWh).

Market risk analysis

•        From April to June of 2012, the contributions of the SIN were 126% with respect to the historic average (humid); those of Guavio were 112% (humid), those of Betania were 99% (normal) and those of the power plants of the Bogotá River chain were 158% (humid). The level of the most representative reservoir for Endesa Chile (Guavio) was at 94.6% of its maximum capacity at June 30, 2012, equivalent to 1,982 GWh (approx. 70 GWh below the level at the same date in 2011).

•        Spot price: The average price of the monomic exchange for the second quarter 2012 was Col$ 63.8 per kWh (approx. US$ 35.7 per MWh), which is similar to the same previous period.

Investments

  In Colombia, we started the construction of El Quimbo hydroelectric project, of Emgesa, with an installed capacity of 400 MW and with the obligation to supply energy of up to 1,650 GWh/year. The contract has a 20-year term, starting in December 2014. Regarding the milestone of diverting the Magdalena River, the construction of the diversion tunnel was completed on February 29, 2012, and the partial diversion of the Magdalena river took place on March 6, 2012.

Peru

Operating income reached Ch$ 52,431 million at the end of the first half of 2012, representing a 8.7% decrease compared to the first half of 2011. This was explained by a one-time effect on payroll expenses recorded in June 2011 related to the convergence process to IFRS, which meant to reclassify a provision of profit sharing for workers, creating a one-time benefit on payroll expenses of Ch$ 13,517 million. Additionally, there were higher fuel costs of Ch$ 6,487 million as of June 2012, partly due to increased diesel generation as a result of maintenances made to dual gas units.

This was partially offset by a 23.1% growth in operating income, which totaled Ch$ 141,754 million in June 2012, as a consequence of a 20.7% increase in average energy sales price and a rise of 1.9% in physical sales.

EBITDA, or gross operating income, in Peru, decreased by 4.0% when compared to the first half of 2011, and totaled Ch$ 71,882 million as of June 2012.

Table 13

	(Million Ch$)				(Thousand US$)
Peru	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012
Operating Revenues	115,117	141,754	26,636	23.1%	287,679
Procurements and Services	(40,721)	(54,701)	(13,980)	(34.3%)	(111,012)
Contribution Margin	74,396	87,052	12,656	17.0%	176,667
Other Costs	473	(15,171)	(15,644)	(3309.4%)	(30,788)
Gross Operating Income (EBITDA)	74,869	71,882	(2,988)	(4.0%)	145,878
Depreciation and Amortization	(17,446)	(19,451)	(2,004)	(11.5%)	(39,474)
Operating Income	57,423	52,431	(4,992)	(8.7%)	106,405
EBITDA Margin	65.0%	50.7%
Operating Margin	49.9%	37.0%

Table 13.1
Peru	1H 2011	1H 2012	Var 2012 - 2011	Chg %
GWh Produced	4,657	4,463	(195)	(4.2%)
GWh Sold	4,746	4,835	89	1.9%
Market Share *	30.0%	29.1%	(0.91) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods resulted in a 7.8% increase in Chilean pesos as of June 2012, when compared to June 2011.

Most important changes in the market

•       Energy demand as of June 2012 was 16,641 GWh, representing a 5.1% increase compared to the same period of 2011 (15,838 GWh).

Market risk analysis

•       Hydrological risk: Edegel’s total volume stored in lakes and reservoirs at the end of June 2012 was approximately 258.7 million m3, which represents 91% of total capacity (4.3% below the level at the same date in 2011). From April to June 2012, flows in the Rimac basin were 121% with respect to the historic average (normal-humid). In this period, the Tulumayo river maintained flows that were 102% (normal) and the Tarma river were 120% (normal-humid) compared to the historic average.

Brazil

Endesa Brasil

Operating Income amounted to Ch$ 256,557 million, 5.8% lower than the Ch$ 272,235 million reported in the first half of 2011.

Table 14
Endesa Brasil	(Million Ch$)				(Thousand US$)
	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012
Sales	968,933	1,021,469	52,536	5.4%	2,072,996
Other operating income	99,405	75,894	(23,511)	(23.7%)	154,022
Total Revenues	1,068,338	1,097,363	29,025	2.7%	2,227,019
Procurements and Services	(601,757)	(642,182)	(40,425)	(6.7%)	(1,303,261)
Contribution Margin	466,581	455,181	(11,400)	(2.4%)	923,757
Other Costs	(153,338)	(128,624)	24,715	16.1%	(261,032)
Gross Operating Income (EBITDA)	313,243	326,558	13,315	4.3%	662,725
Depreciation and Amortization	(60,588)	(57,527)	3,062	5.1%	(116,746)
Reversal of impairment profit (impairment loss) recognized in profit or loss	19,580	(12,474)	(32,054)	(163.7%)	(25,316)
Operating Income	272,235	256,557	(15,678)	(5.8%)	520,663
Net Financial Income	(27,350)	(48,486)	(21,136)	(77.3%)	(98,399)
Financial income	69,186	56,725	(12,461)	(18.0%)	115,118
Financial expenses	(98,223)	(103,012)	(4,789)	(4.9%)	(209,055)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	1,687	(2,199)	(3,886)	(230.4%)	(4,463)
Gains	5,047	2,641	(2,406)	(47.7%)	5,360
Losses	(3,360)	(4,840)	(1,481)	(44.1%)	(9,823)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	-	-	-		-
Net Income before Taxes	244,885	208,070	(36,815)	(15.0%)	422,264
Income Tax	(52,735)	(46,874)	5,862	11.1%	(95,127)
NET INCOME	192,150	161,197	(30,953)	(16.1%)	327,137
Net Income Attributable to Owners of the Company	129,481	117,709	(11,772)	(9.1%)	238,881
Net Income Attributable to Minority Interest	62,669	43,488	(19,181)	(30.6%)	88,256

Generation

In Brazil, the operating result amounted to Ch$ 87,717 million, 2.5% lower than for the first half of 2011, when operating results amounted to Ch$ 89,963 million.

Cachoeira Dourada

The operating result of Cachoeira Dourada was Ch$ 46,850 million, 17.5% higher than for the first half of 2011. This is mainly explained by 21.7% higher energy sales, reaching Ch$ 72,195 million and 2,145.3 GWh. This was partially offset by an increase in energy purchases of Ch$4,906 million and in transportation costs of Ch$ 6,295 million.

The net effect of translating the financial statements from Brazilian reals to Chilean peso in both periods resulted in a 9.3% reduction in Chilean pesos as of June 2012, when compared to June 2011.

Table 15
Cachoeira	Million Ch$				Thousand US$
	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012
Operating Revenues	59,300	72,195	12,895	21.7%	146,514
Procurements and Services	(12,608)	(18,969)	(6,361)	(50.5%)	(38,496)
Contribution Margin	46,692	53,226	6,534	14.0%	108,018
Other Costs	(2,982)	(3,137)	(154)	(5.2%)	(6,365)
Gross Operating Income (EBITDA)	43,710	50,089	6,379	14.6%	101,653
Depreciation and Amortization	(3,831)	(3,240)	591	15.4%	(6,575)
Operating Income	39,879	46,850	6,971	17.5%	95,078
Figures may differ from those accounted under Brazilian GAAP.

Table 15.1
Cachoeira	1H 2011	1H 2012	Var 2012 - 2011	Chg %
GWh Produced	1,137	1,880	743	65.3%
GWh Sold	1,792	2,145	353	19.7%
Market Share *	0.9%	1.0%	0.1 pp.
(*): As a percentage of total sales of the system

Fortaleza (CGTF)

The operating result of Endesa Fortaleza (CGTF) amounted to Ch$ 23,926 million, evidencing a 0.4% increase when compared to the same period of the previous year. This is mainly due to higher energy sales of 12.1% and a 6.9% increase in average energy sale prices. This was offset by 66.0% higher energy purchases. Physical sales of the period reached 1,398.5 GWh,  4.8% higher than the same period of last year.

The net effect of translating the financial statements from Brazilian reals to Chilean peso in both periods resulted in a 9.3% reduction in Chilean pesos as of June 2012, when compared to June 2011.

Table 16
Fortaleza	Million Ch$				Thousand US$
	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012
Operating Revenues	61,169	65,715	4,546	7.4%	133,364
Procurements and Services	(29,440)	(34,261)	(4,820)	(16.4%)	(69,529)
Contribution Margin	31,728	31,454	(274)	(0.9%)	63,834
Other Costs	(3,821)	(3,945)	(123)	(3.2%)	(8,006)
Gross Operating Income (EBITDA)	27,907	27,510	(397)	(1.4%)	55,829
Depreciation and Amortization	(4,087)	(3,583)	504	(12.3%)	(7,272)
Operating Income	23,819	23,926	107	0.4%	48,556
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Fortaleza	1H 2011	1H 2012	Var 2012 - 2011	Chg %
GWh Produced	215	491	276	128.1%
GWh Sold	1,334	1,398	64	4.8%
Market Share *	0.7%	0.6%	(0.0) pp.
(*): As a percentage of total sales of the system

Transmission

CIEN

Our transmission subsidiary, CIEN, showed a decrease in operating income of Ch$ 9,449 million, reaching Ch$ 18,670 million. This is explained by an increase in depreciation and amortization of Ch$ 24,567 million, due to a reversion made in May 2011 caused by a change in the depreciation method, which was accelerated until 2010, and since April 2011, when CIEN was recognized as a transmission regulated asset, depreciation had to be made according to ANEEL rates. The reversion of the January-April period was made in May 2011, deriving in a positive result of Ch$ 17,188 in amortization and depreciation together with a reversal of impairment profit for the first half 2011, which compared to the negative amount of Ch$ 7,379 in the first half 2012, explains the decrease of 142.9%.

Operating revenues increased Ch$ 20,598 million, due to the registration of toll charges during the first half of 2012 (RAP – Permitted Annual Remuneration) of Ch$ 37,644 million.

The net effect of translating the financial statements from Brazilian reals to Chilean peso in both periods resulted in a 9.3% reduction in Chilean pesos as of June 2012, when compared to June 2011.

Table 17
Cien (*)	Million Ch$				Thousand US$
	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012
Operating Revenues	17,047	37,644	20,598	120.8%	76,397
Procurements and Services	(2,591)	(7,368)	(4,777)	(184.4%)	(14,953)
Contribution Margin	14,456	30,277	15,821	109.4%	61,444
Other Costs	(3,526)	(4,228)	(702)	(19.9%)	(8,580)
Gross Operating Income (EBITDA)	10,930	26,049	15,118	138.3%	52,864
Depreciation and Amortization	(3,806)	(7,379)	(3,573)	(93.9%)	(14,975)
Reversal of impairment profit (impairment loss) recognized in profit or loss	20,994	-	(20,994)	(100.0%)	-
Operating Income	28,119	18,670	(9,449)	(33.6%)	37,889
Figures may differ from those accounted under Brazilian GAAP.
(*) Cien includes CTM and TESA

Distribution

In Brazil, the operating result of our distribution subsidiaries amounted to Ch$ 170,058 million, which is 8.8% lower than that obtained in the same period of the previous year.

Ampla

Ampla’s operating result amounted to Ch$ 86,406 million, which compared to previous year,  represents a decrease of Ch$ 11.6%.  This lower result is mostly due to higher energy purchases of Ch$ 19,839, partially offset by a Ch$ 10,028 million increase in energy sales. Physical sales grew by 3.3%, reaching 5,386 GWh. Energy losses dropped by 0.4 p.p., going from 19.9% to 19.5%.  The number of Ampla’s clients increased by 60 thousand, thus exceeding 2.66 million clients.

The net effect of translating the financial statements from Brazilian reals to Chilean peso in both periods resulted in a 9.3% reduction in Chilean pesos as of June 2012, when compared to June 2011.

Table 18
Ampla	Million Ch$				Thousand US$
	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012
Operating Revenues	561,888	559,722	(2,166)	(0.4%)	1,135,915
Procurements and Services	(367,915)	(374,319)	(6,404)	(1.7%)	(759,652)
Contribution Margin	193,973	185,403	(8,570)	(4.4%)	376,262
Other Costs	(66,744)	(63,746)	2,998	4.5%	(129,367)
Gross Operating Income (EBITDA)	127,229	121,657	(5,572)	(4.4%)	246,895
Depreciation and Amortization	(28,574)	(26,440)	2,134	7.5%	(53,657)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(949)	(8,812)	(7,863)	(829.0%)	(17,883)
Operating Income	97,707	86,406	(11,301)	(11.6%)	175,354
Figures may differ from those accounted under Brazilian GAAP.

Table 18.1
Ampla	1H 2011	1H 2012	Var 2012 - 2011	Chg %
Customers (Th)	2,605	2,665	60	2.3%
GWh Sold	5,216	5,386	170	3.3%
Clients/Employee	2,171	2,239	68	3.1%
Energy Losses %	19.9%	19.5%	(0.44) pp.

Coelce

Coelce’s operating result decreased by 5.7% reaching Ch$ 83,652 million in the first half of 2012. This  performance is mostly due to a 38.8% decrease in other operating revenues and higher energy purchases of Ch$ 9,364 million, partially offset by higher energy sales of Ch$ 8,657 million. Physical sales increased by 11.7%, amounting to 4,753 GWh.  Energy losses increased by 0.3 p.p. up to 12.2% in the first half of 2012.  Coelce’s number of clients expanded by 134 thousand, reaching 3.29 million clients.

The net effect of translating the financial statements from Brazilian reals to Chilean peso in both periods resulted in a 9.3% reduction in Chilean pesos as of June 2012, when compared to June 2011.

Table 19
Coelce	Million Ch$				Thousand US$
	1H 2011	1H 2012	Var 2012 - 2011	Chg %	1H 2012
Operating Revenues	427,438	421,170	(6,268)	(1.5%)	854,733
Procurements and Services	(273,795)	(267,752)	6,043	2.2%	(543,383)
Contribution Margin	153,643	153,418	(225)	(0.1%)	311,350
Other Costs	(44,385)	(49,391)	(5,005)	(11.3%)	(100,234)
Gross Operating Income (EBITDA)	109,258	104,027	(5,231)	(4.8%)	211,115
Depreciation and Amortization	(20,112)	(16,713)	3,400	16.9%	(33,917)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(465)	(3,662)	(3,197)	(687.0%)	(7,432)
Operating Income	88,680	83,652	(5,028)	(5.7%)	169,766
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Coelce	1H 2011	1H 2012	Var 2012 - 2011	Chg %
Customers (Th)	3,157	3,291	134	4.3%
GWh Sold	4,257	4,753	496	11.7%
Clients/Employee	2,462	2,524	61	2.5%
Energy Losses %	11.9%	12.2%	0.30 pp.

Main Risks associated to the activities of Endesa Chile

Endesa Chile is exposed to certain risks that are managed by applying identification, measurement, dispersion and supervision systems.

The following are the most important of the Company’s basic principles:

➢     Comply with the rules of good corporate governance.

➢     Comply strictly with all Endesa Chile’s regulations.

➢     The Group’s risk committee is the organism responsible for defining, approving and updating the basic principles for motivating actions relating to risk.

➢     Risk governance is organized operationally through the functions of risk control and risk management, each independent of the other.

➢     Each business and corporate area defines:

                                  I.             The markets and products in which they can operate based on their knowledge and sufficient abilities to ensure an effective risk management.

                                II.             Criteria about counterparties.

                              III.             Authorized operators.

 hd

➢     Businesses and corporate areas established for each market in which they operate, their exposure to risk in line with the defined strategy.

➢     The limits of the businesses are ratified by the Group’s risks committee.

➢     All business operations and corporate areas are carried out within the limits approved by the corresponding internal entities.

➢    The businesses, corporate areas, lines of business and companies establish the necessary risk-management controls for ensuring that transactions on the markets are carried out in accordance with the policies, regulations and procedures of Endesa Chile.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to balance the debt structure in order to minimize the cost of the debt with a reduced volatility in the statement of results. Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total net debt was 68% as of June 2012 on a consolidated basis.

Depending on the Endesa Chile’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk. The instruments currently used for following this policy are interest-rate swaps that convert variable into fixed rates.

The financial debt structure of the Endesa Chile Group, by fixed, hedged and variable interest rates, using derivative contracts, is as follows:

	Jun-12	Dec-11
Fixed Interest Rate	68%	83%
Variable Interest Rate	32%	17%
Total	100%	100%

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile’s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to the dollar and the asset and liability levels in such currency. The objective is to minimize the exposure of cash flows to the risk of exchange-rate fluctuations. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk of some commodities, basically fuel purchases for the electricity generation and energy trading transactions in the local markets.

In order to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with the firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with unregulated customers.

Considering the operating conditions faced by the electricity generation market in Chile, drought and high volatility in oil prices, the company is constantly checking the advisability of taking hedges of Brent price. As of June 30, 2012, there are no existing hedges and hedges contracted in the past have been sporadic and for insignificant amounts. In the future the company can use these tools if it is convenient.

Liquidity Risk

Endesa Chile’s liquidity policy consists on contracting committed long term credit facilities and short term financial investments, for the amounts needed to support future estimated needs for a period defined based on the situation and the expectations of debt and capital markets.

The above projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further detail with respect to the characteristics and conditions of financial debt and financial derivatives, see Notes 16 and 18 and appendix 4 of the Financial Statements, respectively.

As of June 30, 2012, Endesa Chile’s liquidity (cash and cash equivalents) was Ch$ 165,199,757 million, and Ch$ 201,602,000 million in long term committed credit facilities. As of December 31, 2011, the company’s liquidity was Ch$ 421,282,284 million in cash and cash equivalents and Ch$ 199,892,000 million in long term committed credit facilities.

Credit Risk

•        Commercial account receivables

The credit risk on accounts receivable from commercial activities, has been historically very low because the short term in which customers have to pay limits the accumulation of very significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all the contracts state that payment default is a cause for termination of the contract. The credit risk is therefore monitored constantly and the maximum amounts exposed to payment risk, which as stated above are limited and measured.

•        Financial assets

Investments of cash surpluses are made with first-class national and foreign financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, we considered those having at least 2 investment grade ratings from among the 3 principal international credit-rating agencies (Moody’s, S&P and Fitch).

Placements are backed with treasury bonds of the countries where it operates and/or paper issued by top-line banks, giving priority to the former whenever possible and depending on market conditions.

The contracting of derivatives is carried out with highly-solvent entities, resulting in around 90% of transactions being with entities whose rating is “A-” or above.

Risk Measurement

Endesa Chile assess the Value at Risk of its positions in debt and financial derivatives in order to ensure that the risk assumed by the Company remains consistent with the risk exposure defined by the management, thus controlling volatility in the statement of results.

The positions portfolio included for the calculations of the present Value at Risk comprises debt and financial derivatives.

The Value at Risk calculated represents the possible loss of value of the portfolio of positions described above in the term of one day with 95% confidence. For this, a study has been made of the volatility of the risk variables that affect the value of the portfolio of positions, including:

➢    US dollar Libor interest rate.

➢    In case of debt, considering the different currencies in which our companies operate, the usual local banking-practice indices.

➢    The exchange rates of the different currencies implied in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (at one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the matrix of volatilities and correlations has been applied between the different risks variables calculated based on the historic logarithmic returns of the price.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each of the scenarios, obtaining a range of possible values at one day. The Value at Risk at one day with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different debt and financial derivative positions included in the calculation has been made consistently with the calculation methodology of the economic capital reported to the management.

Taking into account the above-described hypotheses, the Value at Risk of the above-mentioned positions, shown by type of position, is shown in the following table:

Financial Position (Th Ch$)	Jun-12	Dec-11
Interest Rate	12,122,364	36,951,206
Exchange Rate	3,165,251	3,122,801
Correlation	(4,999,934)	(470,475)
Total	10,287,681	39,603,532

The value-at-risk positions have evolved during the first half of 2012 and year 2011 as a function of the start/maturity of the operations over each period.

Other Risks

Part of Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Non-payment, after any applicable grace period, of Endesa Chile debts, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could lead to the prepayment of the syndicated loan. In addition, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars, and expropriation of assets, among others, could cause the declaration of acceleration of this credit.

On the other hand, non-payment, after any applicable grace period, for any debt of Endesa Chile and its Chilean subsidiaries, with a principal amount exceeding US$ 30 million could lead to a mandatory prepayment of its Yankee Bonds.

Finally, in the case of Endesa Chile local bonds, the prepayment of this debt is triggered only by the Issuer default.

There are no loan-agreement clauses by which changes in the corporate or debt rating of these companies by the credit-rating agencies produces the obligation to prepay debt.  However, a change in local risk rating by the agencies Feller Rate or Fitch Ratings Chile may produce a change in the applicable margin to determine the interest rate on local committed credit lines subscribed in 2009.

Sustainability and the Environment

As part of its commitment to Sustainable Business Development (DSE), Endesa Chile prepared the Sustainability Report 2011, the tenth report of the company in accordance with international guidelines established by the Global Reporting Initiative (GRI), using the third version of the guide for preparation of Sustainability Reports in its third version (GRI-G3.1) and incorporating the indicators in the electricity sector supplement. This report was submitted to external verification by the auditing firm KPMG, and obtained from the GRI the maximum qualification for its level of application, i.e. A+. The document was distributed to the company’s principal stakeholders and published on its web site in both Spanish and English.

Regarding environmental matters, in February 2012, the Health Regional Ministerial Secretariat of the Valparaiso Region issued the health report for Quintero thermal plant, which proves that this industrial establishment has taken all the necessary steps involved to avoid risks and discomfort to the workers and the community.

On March 15, 2012, the Health Regional Secretariat of the Bio Bio Region authorized to continue the standardization work of the ash dump of Bocamina thermal plant. Furthermore, this plant has signed a sale contract for ash and gypsum produced by the plant with the company Cementos Bicentenario S.A. The contract will start on January 1, 2014, and will last 20 years.

In May 2012, the Health Seremi for Tarapacá Region inspected the Tarapacá thermal power plant, in order to monitor the audit made in September 2011, regarding the conditions of storage of hazardous substances, according to the requirements of D.S. No. 78. On this occasion, there were no significant findings. Also during this month, the Production Management of Endesa Chile received revegetated areas in the intake zone of the Ojos de Agua mini-hydroelectric plant. These works were executed in 2010, in compliance with the RCA No. 11/06.

In June 2012, after three years, independent environmental audits at the operation of the Quintero power plant were completed. At the end of the second quarter of 2012, the audit firm was preparing the final report to be presented to Endesa Chile and the Environmental Authority.

Book Value and Economic Value of Assets

The following can be mentioned with respect to the most important assets:

The property, plant and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation and impairment losses suffered. Properties, plant and equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium over the cost of acquisition regarding the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any impairment has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for impairment (see Note 3.c of the Financial Statements).

Throughout the fiscal period, and fundamentally at the closing, an evaluation is made to ensure that there is no indication that any asset might have suffered a loss for impairment. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the cash generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the Financial Statements.

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile’s subsidiary, as of June 2011 and 2012 is detailed below:

Table 20
	1H 2011			1H 2012
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	180,888	(173,191)	7,698	157,992	(169,482)	(11,490)
Chocón	23,183	(12,414)	10,769	24,538	(11,942)	12,596
Investment Vehicles in Argentina	-	(23)	(23)	0	(142)	(142)
Edegel	115,117	(57,610)	57,508	141,754	(89,239)	52,515
Investment Vehicles in Peru	-	(85)	(85)	0	(84)	(84)
Emgesa	232,228	(133,391)	98,836	272,012	(114,355)	157,657
Investment Vehicles in Colombia	(12)	56	43	(13)	20	7
Consolidation Foreign Subsidiaries Adjustments	(338)	338	-	(400)	400	-
Endesa Chile and Chilean subsidiaries	625,112	(497,238)	127,874	559,539	(499,773)	59,766
Total Consolidation	1,176,178	(873,557)	302,621	1,155,422	(884,597)	270,825

Table 20.1
	1H 2012
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Costanera	320,634	(343,952)	(23,318)
Chocón	49,798	(24,235)	25,562
Investment Vehicles in Argentina	0	(289)	(289)
Edegel	287,679	(181,104)	106,575
Investment Vehicles in Peru	0	(170)	(170)
Emgesa	552,028	(232,074)	319,953
Investment Vehicles in Colombia	(27)	41	14
Consolidation Foreign Subsidiaries Adjustments	(811)	811	-
Endesa Chile and Chilean subsidiaries	1,135,544	(1,014,253)	121,292
Total Consolidation	2,344,845	(1,795,225)	549,619

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES

Table 21
1H 2012	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	7,822.8	1,161.1	8,983.9	569.8	9,553.7
Hydro generation	4,051.5	1,161.1	5,212.7	-	5,212.7
Thermo generation	3,702.3	-	3,702.3	569.8	4,272.1
Wind generation	68.9	-	68.9	-	68.9
Purchases	3,949.2	149.3	981.9	162.8	1,144.7
Purchases to related companies	3,116.5	-	3,116.5	-	3,116.5
Purchases to other generators	9.6	-	9.6	-	9.6
Purchases at spot	823.1	149.3	972.4	162.8	1,135.1
Transmission losses, pump and other consumption	278.1	4.2	282.3	6.8	289.1
Total electricity sales	11,494.1	1,306.2	9,683.7	725.8	10,409.4
Sales at regulated prices	6,937.7	-	6,937.7	-	6,937.7
Sales at unregulated prices	2,356.0	157.6	2,513.5	666.9	3,180.5
Sales at spot marginal cost	82.0	150.4	232.4	58.9	291.3
Sales to related companies generators	2,118.4	998.2	3,116.6	-	3,116.6
TOTAL SALES OF THE SYSTEM	23,130.5	23,130.5	23,130.5	7,308.0	30,438.5
Market Share on total sales (%)	40.5%	1.3%	41.9%	9.9%	34.2%

1H 2011	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	7,117.8	1,031.5	8,149.3	1,038.5	9,187.8
Hydro generation	3,450.7	1,031.5	4,482.2	-	4,482.2
Thermo generation	3,599.6	-	3,599.6	1,038.5	4,638.1
Wind generation	67.5	-	67.5	-	67.5
Purchases	3,664.5	179.0	838.3	357.0	1,195.3
Purchases to related companies	3,005.2	-	3,005.2	-	3,005.2
Purchases to other generators	33.5	-	33.5	-	33.5
Purchases at spot	625.7	179.0	804.8	357.0	1,161.7
Transmission losses, pump and other consumption	189.0	2.8	191.8	23.0	214.7
Total electricity sales	10,593.2	1,207.8	8,796.4	1,372.5	10,168.9
Sales at regulated prices	6,306.3	-	6,306.3	385.7	6,692.0
Sales at unregulated prices	2,280.1	110.5	2,390.6	963.6	3,354.2
Sales at spot marginal cost	-	99.5	99.5	23.2	122.6
Sales to related companies generators	2,006.9	997.8	3,004.6	-	3,004.6
TOTAL SALES OF THE SYSTEM	21,633.9	21,633.9	21,633.9	7,103.1	28,737.0
Market Share on total sales (%)	39.7%	1.0%	40.7%	19.3%	35.4%
(*) Subsidiaries Non Registred in the Superintendency of Securities and Insurance.

MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES

Table 22
1H 2012	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	4,462.4	1,295.3	5,757.7	9,553.7	6,396.4	4,462.6	16,616.6	26,170.3
Hydro generation	-	1,295.3	1,295.3	5,212.7	6,188.6	2,513.4	9,997.3	15,209.9
Thermo generation	4,462.4	-	4,462.4	4,272.1	207.8	1,949.1	6,619.3	10,891.4
Wind generation	-	-	-	68.9	-	-	-	68.9
Purchases	112.4	202.3	314.7	1,144.7	1,386.2	468.2	2,169.2	3,313.9
Purchases to related companies	-	-	-	3,116.5	-	-	-	3,116.5
Purchases to other generators	-	-	-	9.6	87.5	-	87.5	97.1
Purchases at spot	112.4	202.3	314.7	1,135.1	1,298.7	468.2	2,081.6	3,216.8
Transmission losses, pump and other consumption	38.0	-	38.0	289.1	63.6	95.3	196.9	486.0
Total electricity sales	4,536.7	1,497.6	6,034.4	10,409.4	7,719.0	4,835.5	18,588.8	28,998.3
Sales at regulated prices	-	-	-	6,937.7	4,158.6	3,124.7	7,283.2	14,221.0
Sales at unregulated prices	400.0	646.9	1,046.8	3,180.5	1,495.2	1,406.2	3,948.2	7,128.6
Sales at spot marginal cost	4,136.8	850.7	4,987.5	291.3	2,065.3	304.6	7,357.4	7,648.7
Sales to related companies generators	-	-	-	3,116.6	-	-	-	3,116.6
TOTAL SALES OF THE SYSTEM	60,020.6	60,020.6	60,020.6	30,438.5	41,701.6	16,641.0	-	-
Market Share on total sales (%)	7.6%	2.5%	10.1%	34.2%	18.5%	29.1%	-	-

1H 2011	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	4,885.0	1,132.4	6,017.4	9,187.8	5,509.7	4,657.3	16,184.4	25,372.2
Hydro generation	-	1,132.4	1,132.4	4,482.2	5,295.8	2,547.7	8,975.9	13,458.1
Thermo generation	4,885.0	-	4,885.0	4,638.1	213.9	2,109.6	7,208.5	11,846.5
Wind generation	-	-	-	67.5	-	-	-	67.5
Purchases	82.8	262.6	345.4	1,195.3	1,775.3	190.6	2,311.4	3,506.6
Purchases to related companies	-	-	-	3,005.2	-	-	-	3,005.2
Purchases to other generators	-	-	-	33.5	282.9	-	282.9	316.4
Purchases at spot	82.8	262.6	345.4	1,161.7	1,492.4	190.6	2,028.4	3,190.2
Transmission losses, pump and other consumption	49.0	-	49.0	214.7	60.9	101.7	211.6	426.3
Total electricity sales	4,918.8	1,395.1	6,313.8	10,168.9	7,224.1	4,746.2	18,284.2	28,453.1
Sales at regulated prices	-	-	-	6,692.0	3,636.1	3,088.8	6,725.0	13,417.0
Sales at unregulated prices	357.0	713.8	1,070.7	3,354.2	1,444.0	1,236.7	3,751.5	7,105.7
Sales at spot marginal cost	4,561.8	681.3	5,243.1	122.6	2,144.0	420.6	7,807.8	7,930.4
Sales to related companies generators	-	-	-	3,004.6	-	-	-	3,004.6
TOTAL SALES OF THE SYSTEM	57,804.9	57,804.9	57,804.9	28,737.0	38,858.2	15,838.3	-	-
Market Share on total sales (%)	8.5%	2.4%	10.9%	35.4%	18.6%	30.0%	-	-

MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES

Table 22.1
1H 2012	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	1,880.1	490.7	2,370.8
Hydro generation	1,880.1	-	1,880.1
Thermo generation	-	490.7	490.7
Wind generation	-	-	-
Purchases	266.1	916.6	1,182.7
Purchases to related companies	-	-	-
Purchases to other generators	165.8	358.3	524.1
Purchases at spot	100.3	558.3	658.5
Transmission losses, pump and other consumption	0.9	8.8	9.7
Total electricity sales	2,145.3	1,398.5	3,543.8
Sales at regulated prices	560.9	1,337.7	1,898.5
Sales at unregulated prices	1,179.4	-	1,179.4
Sales at spot marginal cost	405.1	60.8	465.9
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	220,042.6	220,042.6	220,042.6
Market Share on total sales (%)	1.0%	0.6%	1.6%

1H 2011	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	1,137.2	215.2	1,352.3
Hydro generation	1,137.2	-	1,137.2
Thermo generation	-	215.2	215.2
Wind generation	-	-	-
Purchases	639.7	1,129.8	1,769.5
Purchases to related companies	-	-	-
Purchases to other generators	2.5	307.0	309.6
Purchases at spot	637.1	822.8	1,459.9
Transmission losses, pump and other consumption	(15.3)	10.7	(4.6)
Total electricity sales	1,792.1	1,334.3	3,126.4
Sales at regulated prices	578.2	1,334.3	1,912.5
Sales at unregulated prices	954.4	-	954.4
Sales at spot marginal cost	259.5	-	259.5
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	205,267.4	205,267.4	205,267.4
Market Share on total sales (%)	0.9%	0.7%	1.5%

Market Information

Equity Market

New York Stock Exchange (NYSE)

The chart below shows the performance of Endesa Chile’s American Depositary Share (“EOC”), compared to the Dow Jones Industrials and the Dow Jones Utilities indexes for the last 12 months, as well as the daily average trading volume, both in NYSE.

Santiago Stock Exchange (BCS) - Chile

The charts below shows the performance of Endesa Chile’s Chilean stock price over the last 12 months compared to the Chilean Selective Share Price Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchanges.

Madrid Stock Exchange (Latibex) - Spain

The chart below shows Endesa Chile’s share price (“XEOC”) over the last twelve months compared to the local Stock Index (IBEX), as well as the average daily trading volume in the Latibex.

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of our five Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

(*) IShares Iboxx Investment Grade Corporate Bonds Fund Index is an exchange traded fund incorporated in the United States. The Index measures the performance of certain investment grade corporate bonds.

Conference Call Invitation

Endesa Chile is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Thursday, July 26, 2012, 10:00 AM Eastern Time (10:00 AM Chilean Time). There will be a question and answer session following management's comments. Representing Endesa Chile will be Mr. Eduardo Escaffi, Chief Financial Officer, and the Investor Relations Team.

To participate, please dial +1-334-323-7224 (International)  or +1-800-311-9401 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 4368.

To access the phone replay, please dial +1-334-323-7226 (International)  or +1-877-919-4059  (toll free USA), Passcode ID: 39424109.

You can also access to the conference call replay through our Investor Relations website at http://www.endesa.cl.

Contact Information

For further information, please contact us:

Susana Rey

Investor Relations Director

susana.rey@endesa.cl

(56-2) 630 96 06

Catalina González Head of Investor Relations cbgs@endesa.cl (56-2) 630 9603	Juan Pablo Vicuña Investor Relations Associate jpvp@endesa.cl (56-2) 630 9585	Guillermo Berguecio Investor Relations Associate gabb@endesa.cl (56-2) 630 9506

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: July 25, 2012